Filed by Revolution Acceleration Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Berkshire Grey, Inc.

Commission File No.: 001-39768

Revolution Acceleration Acquisition Corp and Berkshire Grey Announce Filing of Definitive Proxy Statement/Prospectus and the July 20, 2021 Special Meeting to Approve Business Combination

- Special meeting of the Revolution Acceleration Acquisition Corp (“RAAC”) stockholders in lieu of the 2021 annual meeting to approve the proposed business combination with Berkshire Grey, Inc. to be held on July 20, 2021 at 12:00 PM ET.

- Stockholders as of the close of business on the record date of June 17, 2021 are encouraged to vote their shares.

- For assistance voting your shares, please contact Innisfree M&A Incorporated, RAAC’s proxy solicitor, at (877) 717-3930 (toll-free for stockholders) or (212) 750-5833 (for banks and brokers).

- RAAC recommends stockholders Vote "FOR" all of the proposals at the Special Meeting

- For more information, RAAC’s stockholders are encouraged to carefully read the entire registration statement and definitive proxy statement/prospectus filed in connection with the proposed business combination.

Washington, D.C.—Revolution Acceleration Acquisition Corp (Nasdaq: RAAC), a publicly traded special purpose acquisition company, announced that RAAC’s definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) relating to the previously announced proposed business combination (the “Business Combination”) with Berkshire Grey, Inc. (“Berkshire Grey”) the leading pure-play robotics company offering fully integrated, AI-based software and hardware solutions to automate warehouses and logistics fulfillment centers, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2021.

RAAC has commenced mailing of the Proxy Statement/Prospectus, which contains a notice and voting instruction form or a proxy card relating to the special meeting of the RAAC stockholders in lieu of the 2021 annual meeting (the “Special Meeting”) to RAAC stockholders of record as of the close of business on the record date of June 17, 2021.

The Special Meeting to approve the Business Combination is scheduled to be held on July 20, 2021 at 12:00 PM Eastern Time. The Special Meeting will be conducted completely virtually and can be accessed via live webcast at https://www.cstproxy.com/revolutionaac/sm2021. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder's vote matters, regardless of the number of shares held. Accordingly, RAAC encourages stockholders to vote by submitting their proxies as soon as possible, and by no later than 11:59 PM Eastern Time on July 19, 2021, after carefully reading the Proxy Statement/Prospectus to ensure that the stockholder's shares will be represented at the Special Meeting. Proxies may be submitted by phone, Internet or mail. Additional instructions may be found in the Proxy Statement/Prospectus and on the proxy card. The RAAC Board of Directors unanimously recommends that stockholders vote “FOR” the Business Combination with Berkshire Grey and all other proposals at the Special Meeting. Stockholders which hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any individual RAAC stockholder has not received a copy of the Proxy Statement/Prospectus, such stockholder should (i) confirm his, her or its status with his, her or its broker or (ii) contact Innisfree M&A Incorporated, RAAC's proxy solicitor, for assistance toll-free at (877) 717-3930 (for stockholders) or (212) 750-5833 (for banks and brokers).

Upon closing, the combined company’s shares of Class A common stock (“Class A Stock”) and redeemable warrants (“Warrants”) are expected to remain listed on The Nasdaq Stock Market LLC under the ticker symbols “BGRY” and “BGRYW,” respectively. Any RAAC units will automatically separate into the component shares of Class A Stock and Warrants upon the consummation of the Business Combination.

About Berkshire Grey

Berkshire Grey helps customers radically change the essential way they do business by delivering game-changing technology that combines AI and robotics to automate fulfillment, supply chain and logistics operations. Berkshire Grey solutions are a fundamental engine of change that transform pick, pack, move, store, organize and sort operations to deliver competitive advantage for enterprises serving today’s connected consumers. Berkshire Grey customers include Global 100 retailers and logistics service providers. More information is available at www.berkshiregrey.com.

Berkshire Grey and the Berkshire Grey logo are registered trademarks of Berkshire Grey. Other trademarks referenced are the property of their respective owners.

About Revolution Acceleration Acquisition Corp

Revolution Acceleration Acquisition Corp focuses on value creation opportunities at the forefront of rapid technological innovation and economic growth. We believe that alternatives to the traditional IPO process create a key avenue for transformative, category-defining companies to quickly and efficiently access public markets, enabling them to scale their business and create value for a broad and diverse group of investors. For more information about Revolution Acceleration Acquisition Corp, please visit: www.revolutionaac.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Berkshire Grey and RAAC. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Berkshire Grey and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of RAAC’s and Berkshire Grey’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and Berkshire Grey. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (ii) the risk that the proposed transaction may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the amount of redemption requests made by RAAC’s public stockholders, (viii) the effect of the announcement or pendency of the proposed transaction on Berkshire Grey’s business relationships, operating results and business generally, (ix) risks that the proposed transaction disrupts current plans and operations of Berkshire Grey and potential difficulties in Berkshire Grey customer and employee retention as a result of the proposed transaction, (x) risks relating to the uncertainty of the projected financial information with respect to Berkshire Grey, (xi) risks relating to increasing expenses of Berkshire Grey in the future and Berkshire Grey’s ability to generate revenues from a limited number of customers, (xii) risks related to Berkshire Grey generating the majority of its revenues from a limited number of products and customers, (xiii) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict Berkshire Grey’s business or increase its costs, (xiv) potential litigation relating to the proposed transaction that could be instituted against Berkshire Grey, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xv) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the business combination, (xvi) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xviii) unexpected costs, charges or expenses resulting from the proposed transaction, (xix) risks of downturns and a changing regulatory landscape and (xx) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement/Prospectus and other documents filed by RAAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor Berkshire Grey presently know or that RAAC and Berkshire Grey currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and Berkshire Grey’s expectations, plans or forecasts of future events and views as of the date of this communication. RAAC and Berkshire Grey anticipate that subsequent events and developments will cause RAAC’s and Berkshire Grey’s assessments to change. While RAAC and Berkshire Grey may elect to update these forward-looking statements at some point in the future, RAAC and Berkshire Grey specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and Berkshire Grey’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor Berkshire Grey gives any assurance that either RAAC or Berkshire Grey, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed Business Combination between RAAC and Berkshire Grey. RAAC filed a Registration Statement on Form S-4 (File No. 333-254539) (as amended, the “Registration Statement”), which was declared effective, and filed the Proxy Statement/Prospectus which it mailed to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the Proxy Statement/Prospectus, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and Berkshire Grey and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC and Berkshire Grey in the Proxy Statement/Prospectus well as RAAC’s other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, Berkshire Grey or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Contacts:

RAAC Press Contact:

Tracy Zuckerman Van Grack

Tracy.Vangrack@revolution.com

Berkshire Grey Press Contact:
Berkshire Grey Corporate Communications
berkshiregrey@methodcommunications.com

Berkshire Grey Investor Relations Contact:
Cody Slach, Matt Glover
Gateway Group
BG@gatewayir.com

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